ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 10, 2015	David C. Sullivan 617-951-7362 617-477-7723 fax david.sullivan@ropesgray.com

BY EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Amy Miller

Re:     Preliminary Proxy Statement of Ironsides Partners Opportunity Master Fund L.P., et al. for PIMCO Dynamic Credit Income Fund (Registration Nos. 333-184290 and 811-22758)

Dear Ms. Miller:

On behalf of our client, PIMCO Dynamic Credit Income Fund (“PCI” or the “Fund”), we are writing to bring to the Staff’s attention what we believe are material misstatements contained in the preliminary proxy statement filed on March 6, 2015 by Ironsides Partners Opportunity Master Fund L.P., Ironsides Partners Opportunity Master Fund GP LLC, Ironsides Partners LLC, RCK Holdings LLC, Robert C. Knapp and Richard W. Cohen (collectively, “Ironsides”) (the “Ironsides Proxy”) with respect to the 2015 annual meeting of shareholders of the Fund. The Fund believes that absent corrections to certain statements made in these proxy materials, the Ironsides Proxy is materially misleading to the Fund’s shareholders in violation of Rule 14a-9. These concerns are set forth below.

1. The Ironsides Proxy materially mischaracterizes facts regarding the decision of the Fund’s Board of Trustees (the “Board”) to approve the Fund’s investment management agreement with Pacific Investment Management Company LLC (“PIMCO”). Under “Reasons for Our Solicitation,” the Ironsides Proxy states:

“In September 2014, William ‘Bill’ Gross resigned from Pacific Management Investment Company LLC (“PIMCO”), the Fund’s investment manager. Mr. Gross was a founder and CIO for PIMCO. His departure has caused considerable turmoil at PIMCO, illustrated perhaps best by the withdrawal of $268 billion in assets from its mutual funds and accounts during 2014. After such dramatic changes at the manager, the Board has made no effort to find new directors with fresh outside perspective.

We would have expected this dramatic change to cause the Board to take some action to address PCI’s discount. What the Board did, however, after obtaining shareholder approval,

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was to have the Fund enter into an investment management agreement with PIMCO on September 5, 2014. PIMCO, which had previously served as the Fund’s sub-adviser, replaced Allianz Global Investors Fund Management LLC (“AGIFM”).”

These statements are materially misleading for the following reasons:

•	The Fund’s investment management agreement with PIMCO was approved by the Board on March 10, 2014, approved by its shareholders on July 31, 2014 and went into effect on September 5, 2014. Mr. Gross announced his resignation from PIMCO on September 26, 2014.

•	As described in detail in the definitive proxy statement seeking approval for this matter (see Definitive Proxy of PIMCO Dynamic Credit Income Fund filed on April 21, 2014, Accession No. 0001193125-14-150955 (the “Transition Proxy”)), the appointment of PIMCO as investment manager was part of a broader restructuring. As stated in the Transition Proxy,

“Effective January 1, 2012, Allianz reorganized its asset management business…to give better visibility to its two main brands, PIMCO and Allianz Global Investors, and to better enable each asset management business to serve its clients worldwide…While AGIFM has served the Funds well for many years, the proposal to replace AGIFM with PIMCO as the Funds’ investment manager and assume responsibility for supervisory and administrative services for the Funds is a natural next step in the broader PIMCO/Allianz Global Investors reorganization effort initiated in 2012.”

The appointment of PIMCO as investment manager of the Fund had nothing to do with Mr. Gross’ subsequent departure or any alleged “turmoil” at PIMCO.

•	PIMCO has, since the Fund’s inception, managed the Fund’s portfolio as either its sub-adviser during the period prior to September 5, 2014 or its investment manager thereafter. At no point was Mr. Gross a portfolio manager for the Fund.

The Fund believes that to characterize the Board’s decision to enter into and/or approve an investment management agreement with PIMCO as having been made subsequent to, or as a reaction to, Mr. Gross’s resignation is false and misleading.

2. The Ironsides Proxy contains false and misleading information regarding Trustee independence status and compensation. Under “Reasons for Our Solicitation,” the Ironsides Proxy states that, “Mr. Gallagher was paid $218,000 and Mr. Dawson was paid $262,000 in 2014 for their services, respectively.” This statement is incorrect with respect to Mr. Dawson. As disclosed in the Fund’s definitive proxy statement, as a Trustee who is an “interested person” as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (an “Interested Trustee”), Mr. Dawson did not receive any compensation from the Fund for his service as Trustee during 2014. In this regard, the preceding sentence, which states that, “According to the PCI’s definitive proxy statement, its independent nominees serve as directors or trustees of 92 different PIMCO funds,” also incorrectly implies that Mr. Dawson is an “independent” nominee.

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The same section of the Ironsides Proxy refers to “the incumbent directors’ lucrative arrangement whereby they each collect over $200,000 in annual fees in the aggregate for their service on PIMCO fund boards,” and states that, “[b]eing paid at least $200,000 by PIMCO’s funds, we question whether the current directors are the ones who should be minding the store.” We believe these statements are also misleading. As disclosed in the Fund’s definitive proxy statement, both of the Fund’s Interested Trustees receive no compensation from any PIMCO fund for their services as Trustees. Because two of the eight Trustees who currently make up the Board, including one of the three Trustees nominated for election, receive no compensation from the Fund or any other PIMCO funds for their services as Trustees, Ironsides’ statements regarding Trustee compensation are misleading and should be removed from the Ironsides Proxy or revised to clarify that only the Fund’s Independent Trustees receive compensation.

3. The Ironsides Proxy contains materially misleading statements regarding the number of PIMCO funds overseen by the Trustees. The Ironsides Proxy states that, “According to the PCI’s definitive proxy statement, its independent nominees serve as directors or trustees of 92 different PIMCO funds.” This statement is incorrect. The Fund’s definitive proxy states that each of the Fund’s independent nominees oversees 92 funds within the “Fund Complex,” defined in the Fund’s definitive proxy as “portfolios overseen by the Board that are advised by the Manager [PIMCO] or have an investment adviser that is an affiliated person of the Manager.” The figure provided includes funds managed by Allianz Global Investors Fund Management LLC, an affiliate of PIMCO with which PIMCO has no involvement, as a service provider or otherwise. This distinction is further explained under “Information Regarding Trustees and Board Nominees—Compensation” in the Fund’s definitive proxy statement, which states

In addition, each of the Independent Trustees also serves as a trustee of AllianzGI Convertible & Income Fund, AllianzGI Convertible & Income Fund II, AllianzGI NFJ Dividend, Interest & Premium Strategy Fund, AllianzGI Equity & Convertible Income Fund, Allianz Funds, Allianz Funds Multi-Strategy Trust, AllianzGI Institutional Multi-Series Trust and Premier Multi-Series VIT (together, the “Allianz-Managed Funds”), for which Allianz Global Investors Fund Management LLC (“AGIFM”), an affiliate of PIMCO that served as the investment manager of the PIMCO-Managed Funds prior to the close of business on September 5, 2014 (see “Additional Information — Investment Manager” below), serves as investment adviser.

In fact, the number of PIMCO-managed funds overseen by the independent nominees for the Board is 25.

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Ironsides’ statements regarding the number of PIMCO funds overseen by each independent nominee are false and materially misleading and should be removed from or corrected in the Ironsides Proxy.

4. The Ironsides Proxy contains false and materially misleading statements suggesting that the Fund’s Independent Trustees are “beholden” to PIMCO, which impugns the character of the Board and PIMCO. The Ironsides Proxy states that Ironsides “believe[s]” that the independent nominees “are too beholden” to PIMCO. Despite being couched as a “belief,” Ironsides is suggesting, in effect, that the Fund’s Independent Trustees are breaching their fiduciary duties to shareholders by placing their own personal interests over the interests of the Fund’s shareholders. We believe claims suggesting that the independent nominees are “beholden” to PIMCO are false and materially misleading under Rule 14a-9 and point to the example in Note b. thereto - “[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.” Ironsides presents no factual foundation for its statement beyond misguided references to the compensation of the Trustees and the number of PIMCO funds overseen by the independent nominees (both of which, as noted in 2. and 3. above, are themselves inaccurate and misleading).

In addition, the independent nominees and other Independent Trustees are not “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended) of the Fund or of PIMCO (each an “Independent Trustee”), and qualify as “independent” directors for the purposes of the New York Stock Exchange (“NYSE”) rules.1 Accordingly, under both SEC and NYSE definitions, the Independent Trustees are independent from PIMCO and represent the interests of the Fund and the Fund’s shareholders, and therefore it is false and materially misleading within the prohibitions of Rule 14a-9 to suggest that the Independent Trustees are beholden to PIMCO.

We urge the Staff to consider carefully the issues and concerns raised and require Ironsides to make appropriate corrections. If you have any questions or comments on this letter, please contact the undersigned at (617) 951-7362.

Respectfully submitted,

/s/ David C. Sullivan

David C. Sullivan

1 See NYSE Rule 303A.02.